Exhibit 99.1

Press Release

GasLog Ltd. Announces 2013 Annual General Meeting

MONACO – March 28, 2013 -- GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Board of Directors has called an annual general meeting to be held in Monaco on Tuesday, May 14, 2013.

Shareholders of record at the close of business on Monday, April 8, 2013 will be entitled to receive notice of, and to vote at, the annual general meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and GasLog’s proxy statement will be sent to shareholders of the Company in due course.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 12 wholly-owned LNG carriers, including two ships delivered in 2010, two ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of our Annual Report, as well as subsequent filings, are available online at http://www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

GasLog, Monaco
Simon Crowe

Phone: +377 9797 5260

Email: ir@gaslogltd.com, or

Solebury Communications, NYC
Ray Posadas

Phone: +1 203-428-3231
Email: ir@gaslogltd.com